February 15, 2019

Rory J. Cutaia
Chief Executive Officer
Verb Technology Company, Inc.
344 S. Hauser Blvd., Suite 414
Los Angeles, CA 90036

       Re: Verb Technology Company, Inc.
           Amendment No. 2 to
           Registration Statement on Form S-1
           Filed February 7, 2019
           File No. 333-226840

Dear Mr. Cutaia:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note that, in addition to offering common stock, you are now offering warrants to purchase up to 1,307,190 shares of common stock. Please clarify if the warrants and common stock must be purchased together or if each respective type of security will only be sold on its own. In this regard, we note that you do not disclose the separate offering price of the warrants. If you will only offer the warrants and common stock together, then you must register them as units in your offering, even if the common stock and warrants are immediately separable following the offering. If you plan to offer units, please revise the registration statement fee table and prospectus cover page to identify the units as securities in the offering, identifying the components of the units. The pricing table on the
 Rory J. Cutaia
Verb Technology Company, Inc.
February 15, 2019
Page 2
         prospectus cover page should reflect the common stock and warrants priced as one security with a footnote indicating the assigned values to each of the securities. For guidance, please refer to Questions 240.05 and 240.06 of our Compliance and Disclosure
         Interpretations, Securities Act Rules. Lastly, your legality opinion should address the legality of the units being offered. Please refer to Staff Legal Bulletin No. 19 (CF).
2.       Disclose whether the warrants will be quoted or listed for trading.
3. Please clarify whether the offering is conditioned on your receipt of approval for listing of your common stock on the Nasdaq Capital Market.
4. We note that you use an assumed public offering price per share based upon the last reported sale price of your common stock on the OTCQB. Disclose that recent sale prices or quotes for shares of your common stock on the OTCQB may not be indicative of the market price on a national securities exchange, such as the Nasdaq. Dilution, page 21

5. Refer to footnote (1) to the dilution table on page 21 where you state that two convertible notes in the principal amount of $400,000 "will be converted into shares of our Common
         Stock registered pursuant to the registration statement of which this prospectus is a part."
         Please revise your registration statement to register these shares or advise.
        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-3350
with any other questions.



FirstName LastNameRory J. Cutaia                               Sincerely,
Comapany NameVerb Technology Company, Inc.
                                                               Division of
Corporation Finance
February 15, 2019 Page 2                                       Office of
Telecommunications
FirstName LastName